UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission file number 0-25160

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alabama National BanCorporation Employee Capital Accumulation Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alabama National BanCorporation

1927 First Avenue North

Birmingham, Alabama 35203

Alabama National BanCorporation

Employee Capital Accumulation Plan

Financial Statements and Supplemental Schedule

December 31, 2006

Alabama National BanCorporation

Employee Capital Accumulation Plan

Index

December 31, 2006

Note:	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Alabama National BanCorporation Employee Capital Accumulation Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Alabama National BanCorporation Employee Capital Accumulation Plan (Plan) at December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Birmingham, AL

June 27, 2007

Alabama National BanCorporation

Employee Capital Accumulation Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006	2005
Assets
Investments, at fair value (Note 3)	$49,491,809	$39,026,811
Dividend and interest receivable	64,947	196,180
Employer contributions receivable	119,967	218,844
Employee contributions receivable	—	167,391

Total assets	$49,676,723	$39,609,226

Net Assets Available for Benefits
Net assets available for benefits	$49,676,723	$39,609,226

The accompanying notes are an integral part of these financial statements.

Alabama National BanCorporation

Employee Capital Accumulation Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions
Investment income
Dividends on Alabama National BanCorporation common stock	$246,314
Dividend and interest income	1,558,188
Net appreciation in fair value of investments (Note 3)	2,388,192

Net investment income	4,192,694

Employer contributions	3,399,144
Employee contributions	4,846,516
Rollover contributions	479,605

Total additions	12,917,959

Deductions
Payments to participants	2,850,462

Total deductions	2,850,462

Net additions	10,067,497
Net Assets Available for Benefits
Beginning of year	39,609,226

End of year	$49,676,723

The accompanying notes are an integral part of these financial statements.

Alabama National BanCorporation

Employee Capital Accumulation Plan

Notes to Financial Statements

December 31, 2006

1.	Plan Description

The following description of the Alabama National BanCorporation Employee Capital Accumulation Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan was established by Alabama National BanCorporation (Employer) to provide retirement benefits for eligible employees of the Employer. The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Employees are eligible to participate in the Plan after completing one year of service, as defined in the Plan agreement, and the employee’s attainment of age twenty-one.

Contributions

Contributions to the Plan may consist of employee elective deferral contributions, rollover contributions, and employer matching contributions. Employee elective deferral contributions are made by payroll deduction in amounts not less than 1% nor more than 90% of their compensation. The Employer contributes an equal amount not to exceed 6.0% of the participant’s compensation. The Employer has the discretion to increase the employer matching contribution percentage.

During the year ended December 31, 2005, the Employer elected to change the Plan Trustee from First American Bank (a subsidiary of Employer) to Fidelity Management Trust Company (Fidelity). In addition to acting as Plan Trustee, Fidelity also acts as the recordkeeper of the Plan. Accordingly, all investment transactions involving funds sponsored and/or managed by Fidelity or its affiliates qualify as party-in-interest transactions.

For 2006, the maximum employee contribution allowable by the Internal Revenue Code, excluding catch-up contributions provisions, was $15,000. The maximum catch-up contribution was $5,000.

Participants’ Accounts/Benefits

An account is maintained for each participant in the Plan. The accounts are credited with the employees’ elective deferral contributions, rollover contributions, and their allocated portion of the employer matching contributions and investment earnings. Distributions, withdrawals, and allocated expenses are subtracted from the account balances. Participants’ vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination of service.

Vesting

Employee elective deferral contributions and rollover contributions become fully vested upon receipt. Employer matching contributions that have not vested at the time a covered employee ceases to participate in the Plan are forfeited and are used to reduce subsequent employer contributions to the Plan. For the year ending December 31, 2006, unused forfeitures amounted to $5,613. A participant’s account becomes fully vested upon the participant’s death, total disability, attaining normal retirement age, or according to the following schedule for years of service as a plan member:

Years of Service	Vesting
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Alabama National BanCorporation

Employee Capital Accumulation Plan

Notes to Financial Statements

December 31, 2006

Investment Options

The Plan provides for separate investment programs which allow participants to direct their investing among different investment options. The Plan offers twenty-four investment options, including one money market fund, twenty-two mutual funds, and Employer’s common stock.

2.	Summary of Significant Accounting Policies

Basis of Financial Statements

The financial statements of the Plan are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investments

Employer’s common stock is valued at fair value based on quoted market prices. Quoted market prices are based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded. Mutual funds are reported at fair value based on the quoted net asset value of shares of the fund. The money market fund is valued based on historical cost, which approximates fair value.

The Plan presents in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of investments are reflected as of the settlement date. There were no material unsettled trades at December 31, 2006 or 2005. Dividend income is recorded on the ex-dividend date. Investment income is recorded when earned.

Contributions

Contributions to the Plan from employee elective deferral contributions and employer matching contributions are recorded in the period in which the Employer makes the deductions from the participants’ pay. Contributions receivable from elective deferrals of salary are accrued based on unremitted deductions from participating employees’ pay along with the accrual of the related employer contribution receivable.

Payment of Benefits

Any benefits payable to a participant whose employment with the Employer has terminated for any reason other than death or disability shall be distributed to the participant as follows: (1) if the value of the vested benefits is not greater than $1,000, the distribution shall be in a lump-sum payment, (2) if the value of the vested benefits is greater than $1,000, the distribution shall, at the election of the participant, be received as of any valuation date on or after the termination date. The participant may elect to receive the distribution in the following forms: a) direct rollover to another institution or qualified plan, or b) lump sum payment.

Alabama National BanCorporation

Employee Capital Accumulation Plan

Notes to Financial Statements

December 31, 2006

All benefits distributed from the Plan are recorded as an expense when paid by the Plan.

Administrative Fees

The Employer provides certain administrative and accounting services to the Plan at no cost and also pays other administrative expenses on behalf of the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options which, in turn, invest in any combination of stocks, mutual funds, and other investment securities. Generally, all investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, the amounts reported in the statements of net assets available for benefits, and the amounts reported in the statement of changes in net assets available for benefits.

Additionally, due to the concentration of investment in the common stock of the Plan sponsor, it is reasonably possible that changes in fair value of the Plan sponsor’s common stock in the near term could materially affect participants’ account balances and amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Alabama National BanCorporation

Employee Capital Accumulation Plan

Notes to Financial Statements

December 31, 2006

3.	Investments

Investments held by the Plan at December 31, 2006 and 2005 are summarized as follows:

	Fair Value
	2006	2005
Employer common stock	$12,030,132	$10,599,859
Money market fund	7,968,676	6,685,470
Mutual funds	29,493,001	21,741,482

	$49,491,809	$39,026,811

The Plan’s investments (including investments bought and sold, as well as those held during the year) had net appreciation in fair value of $2,388,192 during the year ended December 31, 2006 as follows:

Employer common stock	$672,365
Mutual funds	1,715,827

$2,388,192

The following individual investments represent 5% or more of the net assets available for benefits at December 31, 2006 and 2005:

	Fair Value
	2006	2005
Alabama National BanCorporation Common Stock	$12,030,132	$10,599,859
FA Retirement Money Market Fund	$7,968,676	$6,685,470
FA Equity Income Fund	$5,959,837	$4,466,420
FA New Insights Fund	$3,595,169	$2,774,724
FA Diversified International Fund	$3,551,585	$2,400,149
FA Mid Cap II Fund	$3,529,498	$3,088,385

4.	Income Tax Status

The Plan obtained its latest determination letter on February 5, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) and was, therefore, exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Alabama National BanCorporation

Employee Capital Accumulation Plan

Notes to Financial Statements

December 31, 2006

5.	Termination Priorities

The Employer expects to continue the Plan indefinitely. However, the Employer retains the right to amend or terminate the Plan at any time. Should the Plan be terminated, all accounts would become fully vested and the net assets available for benefits would be distributed to the participants.

6.	Related Party Transactions

Plan investments include certain shares of investment funds managed by Fidelity Management and Research Company, an affiliated company of Fidelity. Plan investments also include shares of the Employer’s common stock.

7.	Subsequent Events

As of January 1, 2007, Alabama National elected the safe harbor provision as provided by the IRS, with respect to the Plan. Pursuant to this election all Employer matching contributions made after January 1, 2007 will be vested 100% immediately. Any Employer matching contributions made prior to January 1, 2007 will vest according to the vesting schedule in effect at the time of contribution.

8.	Reconciliation

The Form 5500 for the Plan is prepared using a cash basis of accounting, and the Plan’s financial statements are prepared using an accrual basis of accounting. The following table reconciles the net assets available for benefits and change in net assets per the financial statements versus the amount per the Form 5500.

Net assets available for benefits per financial statements	$49,676,723
Less: Accrued dividends and interest	(64,947)
Less: Accrued employer contributions	(119,967)

Net assets available for benefits per Form 5500	$49,491,809

Change in net assets available for benefits per financial statements	$10,067,497
Adjust accrued dividends and interest	131,233
Adjust employer contributions	98,878
Adjust employee contributions	167,391

Change in net assets available for benefits per Form 5500	$10,464,999

Supplemental Schedule

Alabama National BanCorporation

Employee Capital Accumulation Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	Alabama National BanCorporation	Common stock	$12,030,132
*	FA Retirement Money Market Fund	Money market fund	7,968,676
	Dreyfus Appreciation Fund	Mutual fund	2,044,143
	American Century Ultra Fund	Mutual fund	1,621,438
	AllianceBernstein Balanced Shares Fund	Mutual fund	143,347
*	FA Equity Income Fund	Mutual fund	5,959,837
*	FA Small Cap Fund	Mutual fund	1,284,447
*	FA High Income Advisor Fund	Mutual fund	272,617
*	FA Government Income Inst	Mutual fund	1,436,419
*	FA Diversified International Fund	Mutual fund	3,551,585
*	FA Real Estate Fund	Mutual fund	652,582
*	FA Freedom Income Fund	Mutual fund	101,464
*	FA Value Fund	Mutual fund	377,318
*	FA Mid Cap II Fund	Mutual fund	3,529,498
*	FA Small Cap Value Fund	Mutual fund	565,242
*	FA New Insights Fund	Mutual fund	3,595,169
*	FA Freedom 2005 Fund	Mutual fund	6,991
*	FA Freedom 2010 Fund	Mutual fund	601,423
*	FA Freedom 2015 Fund	Mutual fund	416,630
*	FA Freedom 2020 Fund	Mutual fund	1,585,029
*	FA Freedom 2025 Fund	Mutual fund	302,423
*	FA Freedom 2030 Fund	Mutual fund	617,387
*	FA Freedom 2035 Fund	Mutual fund	445,235
*	FA Freedom 2040 Fund	Mutual fund	382,777

			$49,491,809

*	Denotes party-in-interest to the Plan.

Note:	Information for Column (d) is not required due to all investments being participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2007

ALABAMA NATIONAL BANCORPORATION EMPLOYEE CAPITAL ACCUMULATION PLAN

By:	ALABAMA NATIONAL BANCORPORATION, PLAN ADMINISTRATOR

By:	/S/ WILLIAM E. MATTHEWS, V
William E. Matthews, V Its Executive Vice President and Chief Financial Officer

Exhibit Index

Exhibit 23	Consent of Independent Registered Public Accounting Firm